Williamsburg Investment Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

February 5, 2026

FILED VIA EDGAR

Ms. Mindy Rotter, Esq., CPA

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Williamsburg Investment Trust (the “Trust”)
File Nos. 811-05685; 33-25301
Response to Comments from SOX Review for the Fiscal Year Ended March 31, 2025

Dear Ms. Rotter:

Set forth below is the Trust’s response to oral comments provided by the Division of Investment Management’s staff (the “Staff”) of the U.S. Securities and Exchange Commission on January 23, 2026, on the Trust’s annual shareholder report on Form N-CSR for the fiscal year ending March 31, 2025 (“Fiscal Year”) with respect to Davenport Core Leaders Fund, Davenport Value & Income Fund, Davenport Equity Opportunities Fund, Davenport Small Cap Focus Fund, Davenport Balanced Income Fund, Davenport Insider Buying Fund, Government Street Equity Fund, Government Street Opportunities Fund, and Jamestown Equity Fund, each a series of the Trust (together, the “Funds”). For your convenience, the Staff’s comments are set forth below in italics, followed by the Trust’s response.

Notes to Financial Statements

1.	Note 1 to the audited financial statements for all of the Funds reviewed noted disclosure regarding the Funds’ chief operating decision maker (“CODM”) and it appears that the adviser has been identified as the chief operating decision maker for its respective managed funds. Please explain in correspondence how the selection of the investment adviser complies with FASC 280-10-50-5. If the disclosure provided in Note 1 needs to be updated, please confirm that such update will be provided in future filings.

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Response: The Registrant appreciates the Staff’s comment and notes the referenced disclosure will be updated in the Registrant’s Form N-CSR filing for the fiscal year ended March 31, 2026 to reflect that the CODM for each Fund is the management team of the investment adviser.

Diversification Status

2.	Please confirm in correspondence that Davenport Equity Opportunities Fund, identified as a non-diversified fund in Form N-CEN, continues to maintain its non-diversified status. Staff notes that if a fund operates as a diversified fund for more than 3 years, it will require shareholder approval to change its status back to a non-diversified fund.

RESPONSE:

Response: The Trust confirms that Davenport Equity Opportunities Fund continues to maintain its non-diversified status and has not operated as a diversified fund for more than 3 years. The Trust notes that the Fund’s diversification status is monitored on a daily basis.

Thank you for your comments. If you have any questions, please contact me at (513) 326-3586.

Very truly yours,

/s/Jennifer Merchant
Jennifer L. Merchant Assistant Secretary

cc: John L. Chilton, Esq. Sullivan and Worcester LLP

Ultimus Fund Solutions, LLC	225 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450

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